DISCOUNT COUPONS CORPORATION
5584 Rio Vista Drive
Clearwater, FL 33760

May 13, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Discount Coupons Corporation
Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed May 10, 2013
File No. 333-183521

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Discount Coupons Corporation, a Florida corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 P.M. on Tuesday, May 14, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Discount Coupons Corporation

By: /s/ Pat Martin
Pat Martin
Chief Executive Officer